VIA EDGAR

September 20, 2007

Ms. Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Public Storage (File No. 001-33519)

Successor to Public Storage, Inc. (File No. 001-08389)

Definitive 14A, filed March 30, 2007

Dear Ms. Gowetski:

Set forth below are responses of Public Storage (the “Company”) to the Staff comments included in your letter dated August 21, 2007, regarding executive compensation and related disclosures in Public Storage’s 2007 definitive proxy statement. To facilitate your review, each of the Company’s responses is presented beneath the corresponding comment.

As we discussed, your letter was addressed to Public Storage, Inc. (File No. 001-08389) which merged into Public Storage (File No. 001-33519) effective June 1, 2007. Accordingly, we are providing the responses for Public Storage, as successor to Public Storage, Inc.

Compensation Discussion and Analysis, page 62

1.	We note your statement that you design your annual performance-based incentive compensation to reward achievement of company-wide performance. Please provide a more detailed description of objectives of your compensation program and what the compensation program is designed to award. Refer to Item 402(b)(1) of Regulation S-K.

As disclosed on page 59, our compensation program for NEOs consists primarily of (1) a base salary, (2) short-term incentives in the form of cash bonuses, and (3) long-term incentives in the form of equity awards, including awards of stock options and/or restricted stock units. We will expand our disclosures in future filings to clarify that in general, because the components are designed to accomplish or reward different objectives, the Compensation Committee determines the awards of each component separately.

Ms. Jennifer Gowetski

Securities and Exchange Commission

September 20, 2007

As disclosed on page 60, base salaries are designed to provide NEOs with a guaranteed minimum level of cash compensation, which enables us to attract and retain executives and is market practice.

As disclosed on page 60, cash bonuses are designed to reward NEOs for achievement of financial and operational goals and individual performance objectives to enable Public Storage to meet short and long-term goals. The objectives generally relate to financial factors, such as growth in FFO, revenue or FAD and the achievement of other corporate operational and financial goals, including acquisitions.

As disclosed on pages 61-62, equity awards of stock options or restricted stock units are long-term incentives designed to reward long-term growth in the company’s stock price and shareholder value. Both help retain executives because they are not exercisable at the time of grant and achieve their maximum value only if the executive continues to be employed by Public Storage for a period of years. Stock options have value solely to the extent that the stock price increases over the grant price over the term of the option. Restricted stock units similarly reward increases in the company’s stock price and may also offer value during difficult market conditions, which enhance their attractiveness as a retention tool.

We believe our proxy statement discloses both the material objectives of our compensation program and what the program is designed to reward, and will continue to disclose these objectives in future filings.

2.	Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on page 62, you state that you pay your senior management a mix of cash compensation and long-term equity compensation you consider appropriate in view of the nature of your business, individual and corporate performance, competitive levels, and your objective of aligning individual and shareholder interests to maximize the value of your shareholders’ investment in your securities. You further state on page 63 that targets were conditioned on successful achievement of performance and other goals set annually by the Compensation Committee. Analyze how the committee’s consideration of performance goals or other factors resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.

With respect to determining the compensation of our CEO, as disclosed on pages 60-61, in 2004 the Compensation Committee established three year target levels for increases in the CEO’s base salary, annual performance incentive cash bonus, and annual equity awards. Supplementally, please be advised that, in setting the amount of the CEO’s compensation targets in 2004, the Committee considered the CEO’s compensation

Ms. Jennifer Gowetski

Securities and Exchange Commission

September 20, 2007

history, the compensation level of CEOs at comparable REITs, the CEO’s performance and accomplishments, input from Board members and market levels at other REITs, as well as the business judgment of the Committee members as to the appropriate compensation targets levels. The Committee did not structure the CEO’s total compensation or any element of the CEO’s compensation with the objective of compensating the CEO at any particular level or percentile relative to CEOs of other public companies. Further, the Committee did not rely on compensation consultants.

As disclosed on pages 60-61, pursuant to the target amounts set in 2004 and based on his continued employment and performance satisfactory to the Board, in 2006 our CEO was entitled to a 10% increase in base salary and targeted annual cash performance bonus and a stock option award for 83,000 shares. In early 2007, the Committee also awarded the CEO his 2006 target annual incentive bonus amount (also set in 2004) after the Committee determined that all the 2006 corporate performance goals had been achieved.

With respect to determining the compensation of the other NEOs, the Compensation Committee sets the base salary, bonus and equity compensation based on recommendations prepared by the CEO for the appropriate amounts to reward and incentivize each NEO. In connection with his recommendations, the CEO provides information to the Committee concerning the individual responsibilities, individual accomplishments and the role of each NEO in accomplishing the corporate objectives set by the Committee. The CEO’s recommendations reflect that each NEO’s job function contributes differently to achieving overall company goals.

The CEO also provides information prepared by management concerning the compensation of NEOs at other S&P 500 REITs to help the Committee assess market compensation rates and the competitiveness of the company’s executive compensation program; however, the Committee does not benchmark the company’s compensation or otherwise target compensation levels for NEOs against compensation paid at other REITs.

With respect to determining annual cash incentive bonuses for all NEOs, our Compensation Committee sets corporate performance goals for cash incentive bonuses after input from other Board members, including the CEO. Cash bonuses are awarded to NEOs after review of corporate performance against the goals and consideration of individual performance. As noted on page 60, all corporate performance goals were achieved in 2006. The Committee also seeks input from the Board with respect to the performance of the CEO and considers the recommendations from the CEO with respect to the performance of the other NEOs during the preceding year.

In formulating his recommendations to the Committee, the CEO considers the challenges faced by the Company and the NEOs during the year, including operational and financial metrics that impact overall Company performance, which vary depending on the

Ms. Jennifer Gowetski

Securities and Exchange Commission

September 20, 2007

challenges faced by the Company and the NEO during the year. The CEO also considers whether, during the course of a year, a NEO was presented with unique challenges or opportunities that may have detracted from or contributed to overall company performance and were not considered or known to the CEO or the Committee at the beginning of the year. In addition, the CEO considers the individual attributes of each NEO. Some of these metrics may be considered by the Compensation Committee in making its determinations following the CEO’s recommendations. The Committee does not assign any weightings to individual performance factors, and the bonus amounts are not determined in accordance with a formula. To determine both the amounts and elements of compensation, each Committee member independently weighs the relative importance of such factors as he considers relevant, based on the Committee member’s business judgment.

With respect to annual cash bonuses for 2006 performance, the corporate performance goals for cash bonuses for all NEOs set in February of 2006 were to grow FFO, revenues and FAD. The Compensation Committee sets corporate performance goals and maximum payment amounts for cash bonuses to comply with the requirements of IRC Section 162(m). The Committee retains the discretion to reduce the amounts paid based on its assessment of individual performance as well as accomplishment of corporate goals in the preceding year. The amounts paid are not determined according to a formula.

In addition, as discussed in Response 6 below, in 2006, the Committee awarded all NEOs special cash bonuses for completion of the Shurgard acquisition.

We believe we disclosed the material elements of our compensation plan in our proxy. However, we will include additional disclosures similar to the foregoing concerning the Committee’s analysis of levels and forms of compensation in future proxy statements.

Role of Executive Officers, page 62

3.	We note that your chief executive officer may be invited to attend all or a portion of a meeting of the Compensation Committee, depending on the nature of the agenda items. Please expand your disclosure to clarify whether your chief executive officer attended meetings of the Compensation Committee and describe the nature of the agenda items that would cause your chief executive officer to be invited to attend these meetings.

In general, our CEO attends all meetings of the Compensation Committee at which compensation of the other NEOs and/or company-wide compensation matters, such as the consideration of our 2007 Equity and Performance-Based Incentive Compensation Plan, are discussed. Similarly, the CEO is generally not invited to participate in any meeting or portion of a meeting at which his discretionary compensation is determined. In 2006, the Compensation Committee met twice. Our CEO attended both meetings, but was not

Ms. Jennifer Gowetski

Securities and Exchange Commission

September 20, 2007

present for the portion of the second meeting concerning the Committee’s decision to award him a discretionary bonus for completion of the Shurgard acquisition. We will include additional disclosure about the CEO’s attendance at meetings of the Compensation Committee in future proxy statement filings.

Compensation Surveys, page 62

4.	We note that each component of compensation you pay to the named executive officers is based generally on market compensation rates and each individual’s role and responsibilities. Please discuss with greater specificity the targets for the individual elements of compensation, as applicable. If compensation for any named executive officer is not at the target levels, please disclose and discuss why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

As discussed further in Responses 2 and 5, other than the three year compensation levels set for the CEO in 2004, we do not pre-determine target levels for the individual elements of compensation, except that we may set a maximum amount and target amount for cash bonus payments (reported as non-equity incentive plan payouts in the Summary Compensation Table) to comply with IRC Section 162m. The actual bonus amounts are subject to the discretion of the Compensation Committee and the exercise of its business judgment. As discussed in Response 5, the Compensation Committee did not set any other threshold or maximum or minimum amounts for 2006, and the 2006 bonuses were not determined by reference to a matrix or formula. Please see our Response 2 for the Committee’s basis for determining bonus payment amounts to NEOs other than the CEO.

While we believe our disclosure complies in all material respects with the provisions of Item 402(b)(2)(xiv), in our future filings we will include more specificity about the bonus target amount.

Bonuses, page 63

5.

We note that senior management is eligible for annual incentive bonuses and such bonuses are intended to compensate senior management for achieving financial and operational goals and individual performance objectives. We further note that these objectives vary, depending on the individual officer, but relate generally to financial factors, such as growth in FFO, revenue or FAD, and achievement of other corporate operational and financial goals including acquisitions. Please revise to include such performance targets and goals for 2006 and 2007, including threshold, target and maximum levels, as appropriate. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of these goals and targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for

Ms. Jennifer Gowetski

Securities and Exchange Commission

September 20, 2007

the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

As disclosed on page 61 of the proxy statement, the Compensation Committee set the corporate goals for 2006 and 2007 as positive growth in (1) funds from operations (FFO), (2) revenues and (3) funds available for distribution (FAD). Although none of the specific goals was omitted from the proxy disclosure, we also disclosed on page 61 that the Committee believes that achievement of positive growth in all three of these key areas is challenging but achievable. We will continue to include the corporate performance goals for the current and prior year in future filings.

Supplementally, please be advised that for 2006 and 2007, the Committee did not assign specific weights in advance to the achievement of each of the three performance goals and did not set threshold, target and maximum performance levels. The Committee also did not set other specific quantitative or qualitative individual performance goals for our NEOs at the beginning of the performance period in either 2006 or 2007.

For additional information with respect to the determination of bonuses and individual factors considered at the end of the performance period, please see Response 2 above.

6.	We note that, in 2006, the Compensation Committee also considered the extraordinary performance of your executive team in completing the merger with your largest competitor. We further note that the Compensation Committee approved bonus payments for merger-related activities of $3 million for Mr. Havner and $1.5 million for Mr. Reyes and agreed to gross up these amounts for federal and state income and payroll taxes as well as approved additional bonus amounts for Mr. Baumann and other named executive officers. Please provide an analysis of how individual performance contributed to these bonus amounts and explain how you determined these amounts. Also, please expand your disclosure to discuss the gross-up amounts of $2,629,880 paid to Mr. Havner and $1,313,075 to Mr. Reyes and explain why you decided to pay these amounts.

The Compensation Committee viewed the CEO and CFO’s roles as key in determining the successful strategy to accomplish the acquisition of our largest competitor, as well as implementing the appropriate merger integration plan and related financings. To determine the appropriate bonus amount to recognize and reward the CEO and CFO, the Committee did not rely on a formula, but considered (1) the acquisition’s significant benefits to shareholders, including the resulting significant increase in revenues, FFO, facilities, and market capitalization and international expansion into 7 European countries, (2) the $5 billion value of the transaction, (3) the Company’s previous unsuccessful efforts to acquire its largest competitor over a more than ten year period and the challenges faced by the CEO and the CFO to complete the acquisition, and (4) input from Board members other than the CEO. Based on these considerations, the Committee

Ms. Jennifer Gowetski

Securities and Exchange Commission

September 20, 2007

determined it was appropriate to reward these two key individuals with an amount that reflected the significance of their achievements. The Committee exercised its business judgment to set the final amount of the bonuses for the CEO and CFO, which approximated four times base salary. Due to the extraordinary nature of the transaction and accomplishments the bonuses were intended to reward, the Committee further determined it was appropriate to gross the bonus amounts up for taxes so that the recipients would receive the full bonus amounts. The bonuses and tax gross-ups for the CEO and the CFO were ratified by the Board members, excluding Mr. Havner. Mr. Havner did not participate in the Compensation Committee or Board discussion of the bonuses for the CEO and CFO.

The bonuses for the other NEOs were set by the Compensation Committee based on the recommendations of the CEO, and the Committee did not rely on a formula to determine the amounts. As the basis for his recommendations, the CEO considered the different individual challenges and contributions of each NEO to completion of the Shurgard merger and post-merger integration activities. The CEO further considered that each NEO’s job function contributed differently to achieving the successful completion of the Shurgard merger and integration of the combined businesses. Based on consideration of the CEO’s recommendations, the Committee awarded special bonuses of (1) $350,000 to John Baumann, Senior Vice President and Chief Legal Counsel in recognition of the legal negotiations and documentation related to the Shurgard merger and (2) $250,000 to each of John Graul, Senior Vice President and President, Operations; David Doll, Senior Vice President, President Real Estate, and Candace Krol, Senior Vice President, Human Resources, in recognition of the respective operations, real estate and human resources challenges and accomplishments involved in consummating the merger and implementing the post-merger integration of the operations of the two companies.

7.	We note that the committee determined that the CEO and each of the other named executive officers would be eligible for a bonus of up to ten times his or her respective base salary in 2007 as well as eligible for a separate bonus of up to ten times his or her base salary upon the successful completion of a capital plan for the company’s European operations. Please quantify the potential bonuses for each named executive officer and discuss how the committee determined the increased bonuses for 2007 as well as any factors considered in the decision to increase compensation materially. In addition, please provide an analysis regarding how these bonuses fit into your overall compensation objectives and affect decisions regarding other elements of compensation.

We set the performance criteria and maximum amount for purposes of tax deductibility of amounts paid in accordance with IRC Section 162(m). The Compensation Committee expressly retains discretion and expects to award lesser amounts to at least some of the NEOs. Supplementally, please be advised that the maximum performance incentive bonuses of up to ten times salary for the NEOs established by the Committee in March

Ms. Jennifer Gowetski

Securities and Exchange Commission

September 20, 2007

2007 for purposes of IRC 162(m) are quantified as follows: Ronald L. Havner, Jr.: $7,865,000; John Reyes: $5,000,000; John S. Baumann: $2,100,000; David F. Doll: $2,500,000; $2,500,000; Candace N. Krol: $2,500,000.

Please refer to Responses 1 and 2 above for our discussion of how these incentive bonuses fit into our overall compensation objectives.

Equity-Based Compensation, page 64

8.	We note that Mr. Havner was awarded annual stock options in 2004 subject to the satisfaction of certain conditions including employment. Please expand your disclosure to describe the other conditions.

We will revise our disclosure in future proxy statements in response to this comment. The stock options awarded to Mr. Havner in 2004 vest in equal annual installments over time.

9.	We note that with respect to stock options and restricted stock units granted to executive officers other than the chief executive officer, the Compensation Committee determined award levels based on an individual’s responsibilities and performance and also considers equity awards at other S&P 500 REITs. Please describe how the committee considers an individual’s responsibilities and performance as well as equity awards at other S&P 500 REITs in determining these awards.

We will expand our disclosure in future proxy statements in response to this comment. In general, our expanded disclosure will describe our market analysis, in which management compiles for our CEO and the Compensation Committee information as to equity awards made to NEOs of other S&P 500 REITs. While the Committee is provided a copy of the S&P 500 REIT summary for informational purposes, the Committee does not target or benchmark awards against the summary.

With respect to how the Committee considers an individual NEO’s responsibilities and performance, please see Response 2 above.

In connection with our response to the Staff’s comments, the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Jennifer Gowetski

Securities and Exchange Commission

September 20, 2007

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 818-244-8080, x1319 with any questions.

Very truly yours,

/s/ Stephanie G. Heim
Stephanie G. Heim
Vice President, Corporate Counsel & Secretary